EXHIBIT 3.1i

	Filed in the office of	Document Number
	Ross Miller	20100305802
Certificate of Amendment	Secretary of State	5/04/2010 2:25 PM
(Pursuant to NRS 78.385 and 78.390)	State of Nevada	Entity Number
C10054-2000

CERTIFICATE OF AMENDMENT TO ARTICLES OF INCORPORATION
FOR NEVADA PROFIT CORPORATIONS
(Pursuant to NRS 78.385 and 78.390 – After issuance of Stock)

1. Name of corporation: Li-ion Motors Corp.

2. The articles have been amended as follows: Paragraph (a) Article III of the Articles of Incorporation of the corporation is deleted in its entirety and the following is substituted therefor:

    " Article III

(a) The corporation shall have authority to issue a total of  One Hundred Five Million (105,000,000) shares, of which One Hundred Million (100,000,000) shares shall be Common Stock, par value $.001 per share (the "Common Stock"), and Five Million (5,000,000) shares shall be Preferred Stock, par value $.001 per share (the "Preferred Stock").”

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: a majority.

4. Effective date of filing: (optional)

/s/ Stacey Fling
4. Officer Signature:
Stacey Fling, President and Chief Executive Officer